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VIA EDGAR

Mail Stop 4561

Mr. Tom Kluck, Legal Branch Chief

Ms. Kristina Aberg, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Home Inns & Hotels Management Inc.

Registration Statement on Form F-3 (File No. 333-150363) filed April 22, 2008

Dear Mr. Kluck and Ms. Aberg:

On behalf of our client, Home Inns & Hotels Management Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to Registration Statement on Form F-3 (the “Registration Statement”). For your ease of reference, we will deliver to you 3 copies of the Registration Statement marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2008.

Set forth below are the Company’s responses to the comments contained in the letter dated April 29, 2008 from the staff of the Commission (the “Staff”). The comments are repeated below and followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement the language addressing a particular comment appears.

Registration Statement Cover Page

1.	Please revise your filing to include the delaying amendment as required by Rule 473(a) under the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the cover page of the registration statement to include the delaying amendment.

May 2, 2008

Plan of Distribution, page 24

2.	Please revise to include the information required by Item 9.D of Form 20-F. We refer you to Item 4 of Form F-3.

In response to the Staff’s comment, the Company has included a section to the prospectus headed “Selling Shareholder” on page 6 to include the information required by Item 9.D of Form 20-F.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2535 (work) or (852) 9037-8056 (mobile) or Clarence Cheuk at (852) 2912-2512 (work) or (852) 9523-8510 (mobile).

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao of LATHAM & WATKINS LLP

Enclosures

cc:	David Jian Sun, Director & Chief Executive Officer, Home Inns & Hotels Management Inc.

May Wu, Chief Financial Officer, Home Inns & Hotels Management Inc.

Clarence Cheuk, Latham & Watkins LLP